UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549



                        SCHEDULE 13G



          Under the Securities Exchange Act of 1934

               (Amendment No.        3      )*
                             ---------------

               General Instrument Corporation
----------------------------------------------------------
                      (Name of Issuer)

                Common Stock, par value $.01
----------------------------------------------------------
               (Title of Class of Securities)

                         370121 10 5
                     ------------------
                       (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Page 1 of 7 pages

      CUSIP No. 370121 10 5           13G           Page 2 of 7 Pages

       1   NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Forstmann Little & Co. Subordinated Debt & Equity
           Management Buyout Partnership-IV

       ------------------------------------------------------------

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)[ ]
                                                               (b)[x]

       ------------------------------------------------------------

       3   SEC USE ONLY


       ------------------------------------------------------------

       4   CITIZENSHIP OR PLACE OF ORGANIZATION
           New York

       ------------------------------------------------------------

                           5   SOLE VOTING POWER
          NUMBER OF            10,161,657
            SHARES        -----------------------------------------
         BENEFICIALLY      6   SHARED VOTING POWER
           OWNED BY            None
             EACH         -----------------------------------------
          REPORTING        7   SOLE DISPOSITIVE POWER
            PERSON             10,161,657
             WITH         -----------------------------------------
                           8   SHARED DISPOSITIVE POWER
                               None

       ------------------------------------------------------------

       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,161,657

       ------------------------------------------------------------

      10   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN  ROW  (9)  EXCLUDES
           CERTAIN SHARES*

       ------------------------------------------------------------

      11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           8.1%

       ------------------------------------------------------------

      12   TYPE OF REPORTING PERSON
           PN

       ------------------------------------------------------------




            *SEE INSTRUCTION BEFORE FILLING OUT!

      CUSIP No. 370121 10 5           13G           Page 3 of 7 Pages

       ------------------------------------------------------------

       1   NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Instrument Partners

       ------------------------------------------------------------

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[ ]
                                                              (b)[x]

       ------------------------------------------------------------

       3   SEC USE ONLY


       ------------------------------------------------------------

       4   CITIZENSHIP OR PLACE OF ORGANIZATION
           New York

       ------------------------------------------------------------

                           5   SOLE VOTING POWER
          NUMBER OF            11,547,008
            SHARES        -----------------------------------------
         BENEFICIALLY      6   SHARED VOTING POWER
           OWNED BY            None
             EACH         -----------------------------------------
          REPORTING        7   SOLE DISPOSITIVE POWER
            PERSON             11,547,008
             WITH         -----------------------------------------
                           8   SHARED DISPOSITIVE POWER
                               None

       ------------------------------------------------------------

       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           11,547,008

       ------------------------------------------------------------

      10   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN  ROW  (9)  EXCLUDES
           CERTAIN SHARES*

       ------------------------------------------------------------

      11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           9.2%

       ------------------------------------------------------------

      12   TYPE OF REPORTING PERSON
           PN

       ------------------------------------------------------------


            *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 3 amends the Schedule 13G filed on February 12, 1993, by Instrument Partners and Forstmann Little & Co. Subordinated Debt & Equity Management Buyout Partnership-IV with respect to the Common Stock of General Instrument Corporation, as amended and restated by Amendment No. 1 thereto filed on February 14, 1994 and as amended by Amendment No. 2 thereto filed on February 10, 1995 (the "Schedule 13G"), as follows. Terms used but not defined herein shall have the meaning set forth in the Schedule 13G.

          (a) Item 4 is hereby amended and restated in its entirety to read as follows:


Item 4.   Ownership

          The following information is as of December 31, 1995:

          (1)  Instrument Partners:

               (a)  Amount Beneficially Owned

               Instrument Partners, a New York
          limited partnership, directly owns
          11,547,008 shares of Common Stock.  FLC
          XXII Partnership, a New York general
          partnership having its principal
          business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Instrument Partners. TJ/JA L.P., a New
          York limited partnership having its
          principal business office at the address set forth in response to Item 2(b) of this statement, and Nicholas C.
          Forstmann, Wm. Brian Little, John A.
          Sprague, Steven B. Klinsky and Winston
          W. Hutchins, each a United States
          citizen with his principal place of
          business being at the address set forth
          in response to Item 2(b) of this
          statement, are the general partners of
          FLC XXII Partnership.  Theodore J.
          Forstmann, a United States citizen whose principal place of business is at the address set forth in response to Item
          2(b) of this statement, is the general
          partner of TJ/JA L.P. Accordingly, each of such individuals and partnerships may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaim any such beneficial ownership pursuant to Rule
          13d-4.

               (b)  Percent of Class.

               The shares of Common Stock owned by
          Instrument Partners represent
          approximately 9.2% of the Common Stock.

               (c) Number of shares as to which such person has:

                    (i)   sole power to vote or to direct
                          the vote --
                          11,547,008.

                    (ii)  shared power to vote or to direct
                          the vote --
                          None.

                    (iii) sole power to dispose or to
                          direct the
                          disposition of -- 11,547,008.

                    (iv)  shared power to dispose or to
                          direct the
                          disposition of -- None.
          (2)  MBO-IV:

               (a)  Amount Beneficially Owned

               MBO-IV, a New York limited
          partnership, directly owns 10,161,657
          shares of Common Stock.  FLC
          Partnership, L.P. ("FLC") is the general partner of MBO-IV and, accordingly, may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaims any such beneficial ownership pursuant to Rule
          13d-4.  Theodore J. Forstmann, Nicholas
          C. Forstmann, Steven B. Klinsky, Winston
          W. Hutchins, Sandra J. Horbach and
          Daniel F. Akerson, each a United States
          citizen with his or her principal place
          of business being at the address set
          forth in response to Item 2(b) of this
          statement, are the general partners of
          FLC.  Under the terms of the FLC
          partnership agreement, however, Mr.
          Akerson and Ms. Horbach have no
          economic, voting, dispositive or other
          beneficial ownership of any shares of
          Common Stock of the Company owned by MBO-
          IV.  Accordingly, each of Messrs.
          Forstmann, Forstmann, Klinsky and
          Hutchins may be deemed to share
          beneficial ownership of these shares of
          Common Stock, but specifically disclaim
          any such beneficial ownership pursuant
          to Rule 13d-4.

               (b)  Percent of Class.

               The shares of Common Stock owned by
          MBO-IV represent approximately 8.1% of
          the Common Stock.

               (c) Number of shares as to which such person has:

                    (i)   sole power to vote or to direct
                          the vote
                          -- 10,161,657.

                    (ii)  shared power to vote or to direct
                          the
                          vote -- None.

                    (iii) sole power to dispose or to
                          direct the
                          disposition of -- 10,161,657.

                    (iv)  shared power to dispose or to
                          direct
                          the disposition of -- None.

                          Signature
                          ---------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1996

                              Instrument Partners

                                   By:  FLC XXII Partnership,
                                        General Partner


                                   By:  /s/ Winston W. Hutchins
                                        -----------------------
                                        Winston W. Hutchins,
                                        General Partner


                              Forstmann Little & Co.
                              Subordinated Debt and Equity
                              Management Buyout Partnership-IV

                                   By:  FLC Partnership, L.P.,
                                        General Partner


                                   By:  /s/ Winston W. Hutchins
                                        -----------------------
                                        Winston W. Hutchins,
                                        General Partner